UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 23)

SPECTRUM GROUP INTERNATIONAL, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)

563823103
(CUSIP Number)

Spencer D. Klein
Morrison & Foerster LLP
1290 Avenue of the Americas
New York New York 10104
(212) 468-8000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 25, 2012
(Date of Event Which Requires Reporting of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is reporting this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial reporting on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 563823103		SCHEDULE 13D/A	Page 2 of 8
1			Name of Reporting Persons AFINSA BIENES TANGIBLES S.A. EN LIQUIDACION
2	Check the Appropriate Box If A Member of a Group (See Instructions)		(a) ☐ (b) ☐
3			SEC Use Only
4			Source of Funds (See Instructions) Not applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
6			Citizenship or Place of Organization SPAIN
Number of	7	Sole Voting Power 44,163.76
Shares Beneficially Owned by	8	Shared Voting Power 2,988,106.36
Each Reporting Person with:	9	Sole Dispositive Power 44,163.76
	10	Shared Dispositive Power 2,988,106.36
11			Aggregate Amount Beneficially Owned by Each Reporting Person 3,032,270.12
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13			Percent of Class Represented by Amount in Row (11) 9.9%
14			Type of reporting person (See Instructions) CO and HC

CUSIP NO. 563823103		SCHEDULE 13D/A	Page 3 of 7
1			Name of Reporting Persons AUCTENTIA, S.L.
2	Check the Appropriate Box If a Member of a Group (See Instructions)		(a) ☐ (b) ☐
3			SEC Use Only
4			Source of funds (See Instructions) Not applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
6			Citizenship or Place of Organization SPAIN
Number of	7	Sole Voting Power None
Shares Beneficially Owned by	8	Shared Voting power 2,988,106.36
Each Reporting Person with:	9	Sole Dispositive Power None
	10	Shared Dispositive Power 2,988,106.36
11			Aggregate Amount Beneficially Owned by Each Reporting Person 2,988,106.36
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13			Percent of Class Represented by Amount in Row (11) 9.8%
14			Type of Reporting Person (See Instructions) OO

Explanatory Note:

The following constitutes Amendment No. 22 (“Amendment”) to the Schedule 13D filed by AFINSA Bienes Tangibles, S.A. En Liquidación (f/k/a AFINSA Bienes Tangibles, S.A., “AFINSA”) and Auctentia, S.L. (f/k/a Auctentia, S.A., “Auctentia”, and together with AFINSA, the “Reporting Persons”), a wholly-owned subsidiary of AFINSA, with the Securities and Exchange Commission (the “Commission”) on August 4, 1997, as amended by Amendment No. 1, filed with the Commission on August 20, 1997, Amendment No. 2, filed with the Commission on August 27, 1997, Amendment No. 3, filed with the Commission on February 16, 1999, Amendment No. 4, filed with the Commission on February 25, 1999, Amendment No. 5, filed with the Commission on June 27, 2000, Amendment No. 6, filed with the Commission on October 24, 2000, Amendment No. 7, filed with the Commission on December 1, 2000, Amendment No. 8, filed with the Commission on March 7, 2001, Amendment No. 9, filed with the Commission on April 5, 2001, Amendment No. 10, filed with the Commission on April 17, 2001, Amendment No. 11, filed with the Commission on June 7, 2001, Amendment No. 12, filed with the Commission on June 27, 2001, Amendment No. 13, filed with the Commission on July 18, 2001, Amendment No. 14, filed with the Commission on September 14, 2001, Amendment No. 15, filed with the Commission on October 10, 2001, Amendment No. 16, filed with the Commission on December 12, 2001, Amendment No. 17, filed with the Commission on April 23, 2002, Amendment No. 18, filed with the Commission on June 14, 2002, Amendment No. 19, filed with the Commission on March 6, 2003, Amendment No. 20, filed with the Commission on September 8, 2003, Amendment No. 21 filed with the Commission on March 7, 2012, and Amendment No. 22 filed with the Commission on September 20, 2012 (as amended, the “Schedule 13D”).

Unless otherwise indicated herein, the information set forth in Schedule 13D remains unchanged. Each capitalized term used but not defined in this Amendment shall have the meaning otherwise assigned to such term in the Schedule 13D.

Item 1.                 Security and Issuer.

This Amendment relates to the common stock, par value $0.01 per share (the “Common Stock”) of Spectrum Group International, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 1063 McGaw, Irvine, CA 92614.

Item 2.                 Identity and Background.

(a) This Amendment is being filed by AFINSA, a Spanish domiciled corporation and sole stockholder of Auctentia, a Spanish domiciled corporation. This Amendment is being filed by AFINSA with respect to 3,032,270.12 shares of Common Stock owned by AFINSA, directly and indirectly via Auctentia.

(b) The principal executive offices of AFINSA and Auctentia are located at Lagasca 88, 28001, Madrid, Spain.

(c) The principal business of the Reporting Persons is the trading and auctioning of rare stamps, coins, art objects and antiques.

(d) The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

(f) Spain.

Item 3.                   Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4                   Purpose of Transaction.

The Reporting Persons have consummated the transaction described in Item 6, pursuant to which they disposed of a substantial portion of their interest in the Issuer.  See Item 6 for a description of the change in the Reporting Persons’ right to appoint members of the Issuer’s board of directors.

Item 5.                   Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own 3,032,270.12 shares of Common Stock, which represents approximately 9.9% of the outstanding shares of Common Stock.

(b)(i) AFINSA has the sole power to vote and direct the vote and dispose or direct the disposition of 44,163.76 shares of Common Stock; and (ii) AFINSA and Auctentia have shared power to vote or direct the vote and to dispose or direct the disposition of 2,988,106.36 shares of Common Stock.

(c) See Item 6 for a summary of the transaction pursuant to which the Reporting Persons disposed of a substantial portion of the Common Stock previously owned by them.

(d) Not applicable.

(e) Pursuant to the transaction described in Item 6, AFINSA ceased to be the direct owner of more than 5% of the Common Stock on September 25, 2012. For the avoidance of doubt, as of September 25, 2012, AFINSA retained an aggregate beneficial ownership of 9.9% of the Common Stock directly and indirectly through Auctentia.

Item 6.                   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On March 6, 2012, the Reporting Persons entered into a Securities Purchase Agreement, effective as of March 5, 2012 (the “Purchase Agreement”) with the Issuer for the sale (the “Purchase”) of 18,642,067 shares of Common Stock beneficially owned by the Reporting Persons (the “Shares”) for a total consideration of $58,250,000 (the “Purchase Price”). Under the Purchase Agreement, the obligation of Issuer to purchase the Shares is subject to certain conditions, including the Issuer’s successful completion of a rights offering to raise a significant portion of the financing for the transaction (the “Rights Offering”). In addition to the sale of the Shares, the Reporting Persons agreed to (i) refrain from directly or indirectly, purchasing, selling, or offering to purchase or sell any Common Stock, warrants or options to acquire Common Stock, securities convertible into or exchangeable for Common Stock or any other right to acquire or sell Common Stock until June 1, 2012, (ii) cause Antonio Arenas and George Lumby to resign as liquidators of Central de Compras Coleccionables, S.L., Issuer’s wholly owned subsidiary, effective within one business day after the Reporting Persons are notified that the Commission has declared the registration statement relating to the Rights Offering effective and (iii) cause Antonio Arenas and George Lumby to resign from the Issuer’s board of directors, effective as of the date of the closing of the Purchase (the “Closing”). The Purchase and the related documentation are described in the Current Report on Form 8-K filed by the Issuer on March 7, 2012.

On July 4, 2012, the Reporting Persons entered into Amendment No. 1 to the Purchase Agreement with the Issuer, extending the “outside date” from July 15, 2012 to September 15, 2012, after which the Purchase Agreement may be terminated by the parties if certain conditions to closing have not been satisfied, and providing that the Purchase Price would accrue simple interest from July 15, 2012 through the Closing at a rate of five percent (5%) per annum if the Closing did not occur on or prior to July 15, 2012. Amendment No. 1 is described in the Current Report on Form 8-K filed by the Issuer on July 5, 2012.

On September 14, 2012, the Reporting Persons entered into Amendment No. 2 to the Purchase Agreement with the Issuer extending the “outside date” from September 15, 2012 to September 25, 2012, after which the Purchase Agreement may be terminated by the parties if certain conditions to closing have not been satisfied. Amendment No. 2 is described in the Current Report on Form 8-K filed by the Issuer on September 17, 2012.

On September 18, 2012, the Reporting Persons entered into Amendment No. 3 to the Purchase Agreement with the Issuer reducing the number of shares of Common Stock that the Issuer would purchase from the Reporting Persons at the Closing to a number that would leave the Reporting Persons collectively owning 9.9% of the issued and outstanding shares of Common Stock outstanding immediately following consummation of the Purchase. Amendment No. 3 provides that the Purchase Price will be reduced by $2.50 for each share of Common Stock retained by the Reporting Persons. Under the terms of Amendment No. 3, Antonio Arenas will resign from his position as executive chairman of the Issuer’s board of directors effective upon the Closing, but will continue to serve as a director for so long as the Reporting Persons collectively beneficially own 5% or more of the Common Stock. George Lumby will resign from his position on the Issuer’s board of directors upon Closing. The Issuer has also agreed to use its reasonable commercial efforts to assist the Reporting Persons following the Closing to sell the shares of Common Stock retained by them in an orderly manner that will be non-disruptive to the public market for the common stock and that is intended to facilitate the sale of the retained shares at prices acceptable to the Reporting Persons. Amendment No. 3 is described in the Current Report on Form 8-K filed by the Issuer on September 18, 2012.

The Closing described above occurred on September 25, 2012, pursuant to which the Issuer purchased 15,609,796.88 shares of Common Stock from the Reporting Persons. Of those shares, 227,350.24 shares of Common Stock were purchased from AFINSA and 15,382,446.64 shares of Common Stock were purchased from Auctentia, for a total Purchase Price of $51,169,076.94. In connection with the Closing, Antonio Arenas resigned from his position as executive chairman of the Issuer’s board of directors (but remained a member of the board of directors), and George Lumby resigned from his position on the Issuer’s board of directors.

The foregoing description of the Purchase Agreement and the amendments thereto does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Purchase Agreement and Amendment No. 1, Amendment No. 2 and Amendment No. 3 thereto, copies of which are incorporated by reference hereto from Exhibit 99.1 of the Issuer’s 8-K dated March 7, 2012, Exhibit 10.1 of the Issuer’s 8-K dated July 5, 2012, Exhibit 10.1 of the Issuer’s 8-K dated September 17, 2012 and Exhibit 10.1 of the Issuer’s 8-K dated September 18, 2012, respectively.

Item 7.                   Material to Be Filed As Exhibits.

Exhibit A:
Securities Purchase Agreement, dated March 5, 2012, by and among the Issuer and the Reporting Persons (incorporated herein by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on March 7, 2012)

Exhibit B:
Amendment No. 1 to the Securities Purchase Agreement, dated July 4, 2012, by and among the Issuer and the Reporting Persons (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on July 5, 2012)

Exhibit C:
Amendment No. 2 to the Securities Purchase Agreement, dated September 14, 2012, by and among the Issuer and the Reporting Persons (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on September 17, 2012)

Exhibit D:
Amendment No. 3 to the Securities Purchase Agreement, dated September 18, 2012, by and among the Issuer and the Reporting Persons (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on September 18, 2012)

Exhibit E:	Joint Filing Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated: October 2, 2012

AFINSA BIENES TANGIBLES S.A. EN LIQUIDACION

By:	/s/ Javier Díaz-Gálvez de la Cámara
Name:	Javier Díaz-Gálvez de la Cámara
Title:	Trustee

By:	/s/ Benito Agüera Marín
Name:	Benito Agüera Marín
Title:	Trustee

By:	/s/ Carmen Salvador Calvo
Name:	Carmen Salvador Calvo
In representation of Tesoreria General del la Seguridad Social
Title:	Trustee

AUCTENTIA, S.L.

By:	/s/ Javier Díaz-Gálvez de la Cámara
Name:	Javier Díaz-Gálvez de la Cámara
Title:	Joint Administrator

By:	/s/ Benito Agüera Marín
Name:	Benito Agüera Marín
Title:	Joint Administrator